GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue, Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com
September 11, 2008
VIA FACSIMILE AND EDGAR

Direct Dial	Client Matter No.
(213) 229-7504	C 03702-00029

Fax No.
(213) 229-6504
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010
Attention: John Reynolds, Assistant Director

Re:	Apria Healthcare Group Inc. Preliminary Proxy Statement on Schedule 14A filed July 24, 2008 File No. 001-14316
Dear Mr. Reynolds:
          On behalf of Apria Healthcare Group Inc., a Delaware corporation (the “Company”), we transmit herewith proposed changed pages to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission on July 24, 2008. By this letter, we respond on behalf of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated September 2, 2008, relating to the Proxy Statement and the questions raised by the Staff on conference calls with Gibson, Dunn & Crutcher LLP, legal counsel to the Company (“Gibson Dunn”), on September 9, 2008 and September 10, 2008. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s September 2, 2008 letter, with the Staff’s comments presented in bold italicized text. Enclosed herewith is a redline of changed pages to the Proxy Statement (as amended by the changes made in response to the Staff’s August 5, 2008 letter (such changed pages having previously been submitted to the Staff via facsimile on August 11, 2008, and thereafter filed electronically via EDGAR on August 20, 2008)). In addition to addressing the comments raised by the Staff in the August 5, 2008 letter and the September 2, 2008 letter, the Company intends to amend the Proxy Statement to update and supplement other disclosures, to be filed electronically as a definitive proxy statement via EDGAR upon the Staff’s approval of the Company’s responses to the Staff’s inquiries.

General Comments
1.	We note your statement that you intend to update and supplement certain disclosures in your definitive proxy in addition to the changes identified in your response letter dated August 11, 2008. We further note that the company has not filed its Form 10-Q for the quarter period ended June 30, 2008. Please advise us of the company’s anticipated timeline for the filing of its Form 10-Q and definitive proxy statement. We may have further comment.
     The Company filed its Form 10-Q for the period ended June 30, 2008 on September 11, 2008.
     Once the Staff informs the Company that it has no further comments to the Proxy Statement, the Company intends to finalize the Proxy Statement and mail the definitive proxy statement to the Company’s stockholders as soon as reasonably practicable. The special meeting of stockholders will be scheduled to take place approximately 30 days after the definitive proxy statement is mailed to the Company’s stockholders.
Opinion of Apria’s Financial Advisor, page 27
2.	We note your response to prior comment one from our letter dated July 24, 2008 and reissue it in part. Starting on page 30 the company presents several analyses and tables without describing how each analysis’ results compare with the consideration offered to the company’s shareholders. Please revise your existing disclosure to provide a brief narrative discussion explaining how the identified companies or amounts compare with Apria and the consideration offered to shareholders. .
     In response to the Staff’s comment, we have revised the disclosure on pages 30 and 31 of the Proxy Statement as follows.
     Following the table on page 30 of the Proxy Statement that presents the results of the implied enterprise value analysis, we have added the following paragraph:
“The foregoing indicates that, based on the Company closing price on June 16, 2008 and the information for the Company and the selected companies on which the multiples and ratios were based, the implied enterprise value as a multiple of LTM Sales and LTM EBITDA for two of the selected companies (Lincare and AHOM) were higher than that of the Company, and such figures for one of the selected companies (Rotech) were lower than that of the Company. The foregoing also indicates that the implied enterprise value as a multiple of LTM EBIT for one of the selected companies (Rotech) was higher than that of the Company, and such figure for two of the selected companies (Lincare and AHOM) was lower than that of the Company. The forgoing also indicates that the implied enterprise value as a multiple of 2008E EBITDA and 2009E EBITDA for two of the selected companies (Lincare and Rotech) were higher than that of the Company, and such figures were not available for one of the selected companies (AHOM).”

     Following the table on page 30 of the Proxy Statement that presents the results of the price to earnings ratio analysis, we have added the following paragraph:
“The foregoing indicates that, based on the Company closing price on June 16, 2008 and the information for the Company and the selected companies on which the multiples and ratios were based, the 2008E and 2009E price/earnings ratio for one of the selected companies (Lincare) were higher than that of the Company, and such figures were not available or not meaningful for two of the selected companies (AHOM and Rotech, respectively).”
     In the paragraph titled, “Analysis at Various Prices” on page 30 of the Proxy Statement, we have revised the first sentence to include the $21.00 in cash to be received per share by the stockholders, so that the first sentence reads as follows:
“Goldman Sachs performed certain analyses, based on historical information, projections provided by management of the Company, IBES estimates and the $21.00 in cash to be received by holders of Company common stock pursuant to the merger agreement.”
     In the paragraph titled, “Analysis at Various Prices” on page 30 of the Proxy Statement, we have deleted the first clause in the second sentence, and changed twelve months revenues to twelve months sales, so that the second sentence reads as follows:
“Goldman Sachs calculated for the Company the implied total equity consideration on a fully diluted basis (including outstanding stock options computed using the treasury method) and implied enterprise value, the ratio of implied enterprise value to latest twelve months sales, the ratio of implied enterprise value to latest twelve months EBITDA, and the ratio of price to latest twelve months earnings.”
     In the table on page 31 of the Proxy Statement, we have reversed the columns so that “The Company (IBES)” is on the far left, and “The Company (Management)” is on the far right, to be consistent with the table format on page 30 of the Proxy Statement.
     Immediately following the table on page 31 of the Proxy Statement, we have added the following:
“The following table presents a comparison of certain analyses set forth on pages 29 and 30 under the heading “Selected Companies Analysis” and certain analyses set forth in the table above:

Closing Price on
				June 16, 2008		Merger Consideration
				($16.55)		($21.00)
Implied	Lincare	AHOM	Rotech	The Company	The Company	The	The Company
Enterprise				(IBES)	(Management)	Company	(Management)
Value as a						(IBES)
Multiple of:

LTM Sales	1.7x	0.8x	0.5x	0.7x	0.7x	0.8x	0.8x
LTM EBITDA	5.3x	4.7x	3.9x	4.5x	4.5x	5.1x	5.1x
2008E EBITDA	5.6x	N/A	5.0x	4.3x	4.1x	4.9x	4.7x
2009E EBITDA	6.8x	N/A	7.7x	4.6x	4.0x	5.3x	4.6x

          The foregoing indicates that, based on the $21.00 in cash to be received by holders of Company common stock pursuant to the merger agreement and the information for the Company and the selected companies on which the multiples and ratios were based, the implied enterprise value as a multiple of LTM Sales for one of the selected companies (Lincare) was higher than that of the Company, for one of the selected companies (AHOM) was comparable to that of the Company, and for one of the selected companies (Rotech) was lower than that of the Company. The foregoing also indicates that LTM EBITDA for one of the selected companies (Lincare) was higher than that of the Company, and such figures for two of the selected companies (AHOM and Rotech) were lower than that of the Company. The foregoing also indicates that the 2008E and 2009E EBITDA multiples for two of the selected companies (Lincare and Rotech) were higher than that of the Company, and such figures were not available for one (AHOM) of the selected companies.”
Staff Follow-up Questions regarding Marketing Period and its Impact on Debt Financing Commitments
3. In response to a Staff request (made during telephone conferences with Gibson Dunn on September 9, 2008 and September 10, 2008) to provide an explanation of the “marketing period” set forth in the Agreement and Plan of Merger dated as of June 18, 2008 (the “merger agreement”) by and among the Company, Sky Acquisition LLC, a Delaware limited liability company (“Buyer”) and Sky Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and any impact the marketing period has on the debt financing pursuant to the debt commitment letter dated as of June 18, 2008 (the “debt commitment letter”), from Bank of America, N.A. (“Bank of America”), Banc of America Bridge LLC (“BofA Bridge” and, together with Bank of America, “BofA”), Banc of America Securities LLC, Wachovia Bank, National Association (“Wachovia Bank”), Wachovia Capital Markets LLC (“Wachovia Capital”), Wachovia Investment Holdings, LLC (“Wachovia Investment” and, together with Wachovia Bank, “Wachovia”), and Barclays Capital (“Barclays” and, together with BofA and Wachovia, the “initial lenders”), we provide the following response:
A. The Merger Agreement provides for a “Marketing Period.”
     i. Definition of “Marketing Period”
     Under the merger agreement, the “marketing period” is defined as the first period of twenty (20) consecutive business days after the date of the merger agreement throughout which (i) Buyer shall have received certain information that the Company is required to provide under the terms of the merger agreement for the purposes of marketing the debt financing, and (ii) the conditions precedent to the closing have been satisfied, and nothing shall have occurred and no condition shall exist that would cause any of the conditions precedent to fail to be satisfied assuming the closing were to be scheduled for any time during such twenty (20) consecutive business day period, provided, that, the marketing period shall be deemed to end on any earlier day on which the debt financing is consummated. The marketing period shall commence no earlier than September 2, 2008, and if the marketing period has not been completed on or prior to December 19, 2008, the marketing period shall commence no earlier than January 5, 2009. The marketing period shall not be deemed to have commenced if (x) prior to the completion of the marketing period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any year-end financial statements of the Company or (y) the financial statements included in the required information that is available to the Buyer on the first day of any such twenty (20) consecutive business day period would not be sufficiently current on any day during such twenty (20) consecutive business day period to permit a registration statement using such financial statements to be declared effective by the Staff on the last day of the twenty (20) consecutive business day period.
     Pursuant to the definition of marketing period, and by way of example, if the Company holds its stockholder meeting on October 17, 2008 and receives stockholder approval, and assuming the other closing conditions are satisfied, the marketing period could begin on October 20, 2008. In such a case, if the debt financing were consummated by November 6, 2008, and assuming the other closing conditions were satisfied, the closing would occur no later than the third business day following such date. However, the marketing period would end if the debt financing were not consummated by November 6, 2008 because the Company’s financial statements for the quarter ended June 30, 2008 go stale on that date. In that event, the “marketing period” could restart on any business day on or after the Company files its Form 10-Q for the period ended September 30, 2008, and would end upon the earlier of (i) twenty (20) consecutive business days after such date or (ii) the day on which the debt financing is consummated (assuming the other conditions to the marketing period were satisfied during that period). Assuming the other closing conditions were satisfied and the merger agreement was not otherwise terminated and abandoned pursuant to its terms, the closing would occur no later than the third business day following such date.
     ii. The Marketing Period as it relates to the Closing of the Merger
     Section 2.3 of the merger agreement provides that unless the merger agreement has been terminated and abandoned, the closing of the merger will take place no later than the third business day following the day on which the last of the closing conditions are satisfied or waived, provided, however, that the parties are not required to effect the closing until the earliest of (i) the date, if any, during the marketing period which may be specified by Merger Sub in its sole discretion on not less than three (3) business days’ notice to the Company (which notice may be conditioned on the closing of the debt financing), (ii) the final day of the marketing period, and (iii) a date, if any, on or prior to February 15, 2009, which may be specified by Merger Sub in its sole discretion on not less than three (3) business days notice to the Company (which notice may be conditioned upon the closing of the debt financing), subject in each case to the satisfaction or waiver of all closing conditions.
     The closing conditions under the merger agreement do not include receipt of financing by the Buyer. Likewise, there is no condition in the merger agreement linked to the success, or lack thereof, of any syndication efforts undertaken during the marketing period by the initial lenders under the debt commitment letter.
B. The Debt Commitment Letter for the Debt Financing Requires a “Marketing Period” But Does Not Require a Successful Syndication.
     Under the debt commitment letter, BofA, Wachovia and Barclays have each severally agreed to provide 50%, 33.3% and 16.7%, respectively, of the full amount of the debt financing.
     The initial lenders have reserved the right (i) to attempt to syndicate their commitments prior to the closing of the credit facilities and (ii) to have a reasonable period of time prior to closing (e.g., the marketing period) to do so but the failure of the initial lenders to successfully syndicate all or any portion of their respective commitments does not relieve the initial lenders of their respective obligation to provide their respective portions of the entire amount of the debt financing. These concepts are explicitly set forth in the debt commitment letter (at page 3):
“. . . [Holdings and the Borrower] agree to use commercially reasonable efforts to provide [the Initial Lenders] with a period consistent with the definition of “Marketing Period” in Section 5.16(a) of the Acquisition Agreement following the delivery of the Confidential Information Memorandum and the information referred to in clauses (c) and (d) of Exhibit E to this Commitment Letter and prior to the Closing Date to syndicate the Facilities . . . Without limiting [Holdings’ and the Borrower’s] obligations to assist with syndication efforts as set forth above, each Initial Lender agrees that the completion of such syndication is not a condition to its commitment hereunder.” (emphasis supplied)
     As the quoted language demonstrates, the running/expiration of the marketing period is a condition to the obligations of the initial lenders to fund their commitments (and accordingly is also a condition to Buyer’s obligation to close under the merger agreement) but successfully syndicating such commitments expressly is not a condition to those obligations. In essence, the initial lenders have negotiated for the right to attempt to sell down their commitments prior to closing but have agreed to fund the entire debt financing whether or not such attempts are successful.
     Completing a successful syndication prior to closing does not relieve the initial lenders of their contractual obligations to fund at closing. The debt commitment letter provides (at page 2):
“. . . notwithstanding each Initial Lender’s right to syndicate the Facilities and receive commitments with respect thereto, (a) no assignment of commitments of any Initial Lender prior to the Closing Date . . . shall reduce such Initial Lender’s obligation to fund its entire commitment in the event any assignee of such Initial Lender shall fail to do so on the Closing Date . . .”
     Thus, while the initial lenders are entitled to attempt to syndicate the credit facilities prior to closing, successful syndication is not a condition to closing under the debt commitment letter and failure to successfully complete such syndication does not relieve the initial lenders of their contractual obligations to fund their respective portions of the entire debt financing.

C. Proxy Disclosure.
i. The Proxy Statement disclosure fully describes the marketing period on page 61. The disclosure states as follows:
“Marketing Period. The merger agreement provides for a marketing period intended to provide Buyer a period of time to market and place the debt financing contemplated by the debt financing commitments for the purposes of financing the merger. If Buyer is unable to market and place the debt financing contemplated by the debt commitment letters during the marketing period, it is still contractually obligated to close the transaction no later than the last day of the marketing period if the conditions to its obligations to close the merger under the merger agreement are satisfied as of that date or pay the reverse termination fee. For purposes of the merger agreement, “marketing period” means the first period of twenty consecutive business days after the date of the merger agreement throughout which (i) Buyer shall have received certain required information that the Company is required to provide under the terms of the merger agreement for the purposes of marketing the debt financing and (ii) the conditions precedent to the closing, as set forth below under “— Conditions to Completion of the Merger” have been satisfied (as if the first date of such twenty consecutive business day period were the closing date) and nothing shall have occurred and no condition shall exist that would cause any of the conditions precedent to fail to be satisfied assuming the closing were to be scheduled for any time during such twenty consecutive business day period; provided, however, that (A) if the marketing period has not been completed on or prior to August 15, 2008, the marketing period shall commence no earlier than September 2, 2008, (B) if the marketing period has not been completed on or prior to December 19, 2008, the marketing period shall commence no earlier than January 5, 2009, (C) the marketing period shall not be deemed to have commenced if, (x) prior to the completion of the marketing period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any year-end financial statements of the Company or (y) the financial statements included in the required information that is available to the Buyer on the first day of any such twenty consecutive business day period would not be sufficiently current on any day during such consecutive business day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of the consecutive business day period and (D) the marketing period shall end on any earlier date on which the debt financing is consummated.”
ii. The Proxy Statement disclosure explains on pages 6, 11 and 62 that the marketing period is not a condition to closing, but that it must occur before the closing takes place. The disclosure states as follows:
“Anticipated Closing of the Merger. The merger will be completed after all of the conditions to the merger are satisfied or waived, including the approval of the merger agreement by the Company’s stockholders, the absence of legal prohibitions to the merger and the accuracy of the representations and warranties of the parties, including with respect to the absence of a material adverse effect on the Company. In addition, Buyer and Merger Sub are not obligated to complete the merger until expiration of a twenty consecutive business day “marketing period” that they may use to complete their financing for the merger. The marketing period will begin to run after the conditions to the merger are satisfied or waived.”
“In order to complete the merger, we must obtain the stockholder approval described in this proxy statement and the other closing conditions under the merger agreement must be satisfied or waived. Neither Apria, Buyer nor Merger Sub is obligated to complete the merger until expiration of a twenty consecutive business day “marketing period” that they may use to complete their financing for the merger. The marketing period will commence after the Company has obtained the stockholder approval described in this proxy statement and the other conditions under the merger agreement have been satisfied or waived.”
“Conditions to the Completion of the Merger
Conditions to the obligations of each of the parties to complete the merger include:
•	the termination or expiration of all applicable waiting periods under antitrust laws, including the HSR Act and applicable international anti-competition laws (on July 8, 2008, the FTC granted early termination of the HSR Act waiting period for the merger);

•	Apria’s stockholders holding a majority of the outstanding shares of Apria common stock having voted in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the merger; and

•	no statute, rule, executive order or regulation prohibiting the merger having been enacted by a governmental entity, and no order or preliminary or permanent injunction of a court of competent jurisdiction preventing or prohibiting consummation of the merger being outstanding.
Conditions to Buyer’s obligations to complete the merger include the satisfaction or waiver of the following additional conditions:
•	the Company shall have duly performed in all material respects all of its obligations required under the merger agreement to be performed by it at or prior to the effective time of the merger;

•	the representations and warranties of the Company relating to the absence of a Company material adverse effect shall be true and correct in all respects at and as of the effective time of the merger with the same effect as if made at and as of the effective time of the merger;

•	the representations of the Company regarding authorization, capitalization and brokers (disregarding all qualifications and exceptions regarding materiality or Company material adverse effect) shall be true and correct in all material respects at and as of the effective time of the merger with the same effect as if made at and as of the effective time of the merger (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date);

•	all other representations and warranties of the Company contained in the merger agreement or in any other document delivered pursuant thereto (disregarding all qualifications and exceptions regarding materiality or Company material adverse effect) shall be true and correct in all respects (except to the extent that any breaches thereof, whether individually or in the aggregate, would not have a Company material adverse effect) at and as of the effective time of the merger with the same effect as if made at and as of the effective time of the merger (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

•	at the closing, Buyer and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the foregoing effect.
Conditions to Apria’s obligations to complete the merger include the satisfaction or waiver of the following conditions:
•	each of Buyer and Merger Sub shall have duly performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the effective time of the merger;

•	the representations and warranties of Buyer and Merger Sub contained in the merger agreement (disregarding all qualifications and exceptions regarding materiality or Buyer material adverse effect) or in any other document delivered pursuant thereto shall be true and correct in all respects (except to the extent that any breaches thereof, whether individually or in the aggregate, would not have a Buyer material adverse effect) at and as of the effective time of the merger with the same effect as if made at and as of the effective time of the merger (except to the extent such representations and warranties specifically related to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date); and

•	at the closing, the Company shall have received a certificate signed on behalf of Buyer and Merger Sub by an executive officer of each of Buyer and Merger Sub to the foregoing effect.”

iii. The Proxy Statement disclosure explains on page 26 that the Board of Directors of the Company considered the risk that even if all of the conditions to closing have been satisfied and the marketing period has expired, the lenders may not perform their contractual obligations under the debt commitment letter. The disclosure states as follows:
“the fact that there is a risk that Buyer will not be able to obtain all necessary financing to consummate the merger and that Buyer and Parent may decide to pay the $37,900,000 reverse termination fee instead of having Parent fund or finance the acquisition;”
*****
     We very much appreciate the Staff’s expediency and assistance in its review of the Company’s Proxy Statement. Please contact me at (213) 229-7504 with any questions regarding the foregoing responses.
Very truly yours,
Jeffrey A. Le Sage

cc:	Robert S. Holcombe, Apria Healthcare Group Inc. James J. Moloney, Gibson, Dunn & Crutcher LLP Candice S. Choh, Gibson, Dunn & Crutcher LLP

•	implied enterprise value as a multiple of estimated calendar 2008 and 2009 EBITDA.

The following table presents the results of this analysis:

Implied Enterprise							The Company		The Company
Value as a Multiple of:	Lincare		AHOM		Rotech		(IBES)		(Management)

LTM Sales	1.7	x	0.8	x	0.5	x	0.7	x	0.7x
LTM EBITDA	5.3	x	4.7	x	3.9	x	4.5	x	4.5x
LTM EBIT	6.9	x	14.8	x	25.2	x	8.2	x	8.3x
2008E EBITDA	5.6	x	N/A		5.0	x	4.3	x	4.1x
2009E EBITDA	6.8	x	N/A		7.7	x	4.6	x	4.0x

The foregoing indicates that, based on the Company closing price on June 16, 2008 and the information for the Company and the selected companies on which the multiples and ratios were based, the implied enterprise value as a multiple of LTM Sales and LTM EBITDA for two of the selected companies (Lincare and AHOM) were higher than that of the Company, and such figures for one of the selected companies (Rotech) were lower than that of the Company. The foregoing also indicates that the implied enterprise value as a multiple of LTM EBIT for one of the selected companies (Rotech) was higher than that of the Company, and such figure for two of the selected companies (Lincare and AHOM) was lower than for the Company. The forgoing also indicates that the implied enterprise value as a multiple of 2008E EBITDA and 2009E EBITDA for two of the selected companies (Lincare and Rotech) were higher than that of the Company, and such figures were not available for one of the selected companies (AHOM).

Goldman Sachs also calculated the selected companies’ estimated calendar years 2008 and 2009 price to earnings ratios and compared them to the results for the Company. The following table presents the results of this analysis:

				The Company	The Company
Price/Earnings Ratio:	Lincare	AHOM	Rotech	(IBES)	(Management)

2008E	9.8x	N/A	N/M	8.3x	7.6x
2009E	11.8x	N/A	N/M	10.2x	8.3x

The foregoing indicates that, based on the Company closing price on June 16, 2008 and the information for the Company and the selected companies on which the multiples and ratios were based, the 2008E and 2009E price/earnings ratio for one of the selected companies (Lincare) were higher than that of the Company, and such figures were not available or not meaningful for two of the selected companies (AHOM and Rotech, respectively).

Goldman Sachs also considered latest twelve months EBITDA margins and EBIT margins, and five-year earnings per share compound annual growth rate provided by the Company’s management and IBES estimates.

The following table presents the results of this analysis:

				The Company	The Company
	Lincare	AHOM	Rotech	(IBES)	(Management)

LTM EBITDA margin	31.6%	17.7%	13.7%	14.9%	14.8%
LTM EBIT margin	24.3%	5.7%	2.1%	8.1%	7.9%
Five-year earnings per share compound annual growth rate	17.5%	N/A	N/A	12.0%	12.0%

Analysis at Various Prices.  Goldman Sachs performed certain analyses, based on historical information, the June 2008 projections provided by management of the Company, IBES estimates and the $21.00 in cash to be received by holders of Company common stock pursuant to the merger agreement. For information regarding the June 2008 projections, see “— Projected Financial Information” beginning on page 33. Assuming a share price of $21.00 per share of the Company common stock, Goldman Sachs calculated for the Company the implied total equity consideration on a fully diluted basis (including outstanding stock options computed using the treasury method) and implied enterprise value, the ratio of implied enterprise value to latest twelve months sales, the ratio of implied enterprise value to latest twelve months EBITDA, and the ratio of price to latest twelve months earnings.

The following table presents the results of this analysis:

	The Company		The Company
	(IBES)		(Management)

Purchase price per share	$21.00
Premium to market price (as of June 16, 2008)	26.9%
Implied equity consideration — fully diluted	$946.6 million
Implied enterprise value	$1,596.6 million
Implied enterprise value as a multiple of:
LTM Sales	0.8	x	0.8	x
2008E Sales	0.7	x	0.7	x
2009E Sales	0.7	x	0.7	x
LTM EBITDA	5.1	x	5.1	x
2008E EBITDA	4.9	x	4.7	x
2009E EBITDA	5.3	x	4.6	x
Price/LTM earnings per share	N/A		10.1	x
Price/2008E earnings per share	10.6	x	9.6	x
Price/2009E earnings per share	12.9	x	10.5	x

The following table presents a comparison of certain analyses set forth on pages 29 and 30 under the heading “Selected Companies Analysis” and certain analyses set forth in the table above:

							Closing Price on				Merger
							June 16, 2008				Consideration
							($16.55)				($21.00)

LTM Sales	1.7	x	0.8	x	0.5	x	0.7	x	0.7	x	0.8	x	0.8	x
LTM EBITDA	5.3	x	4.7	x	3.9	x	4.5	x	4.5	x	5.1	x	5.1	x
2008E EBITDA	5.6	x	N/A		5.0	x	4.3	x	4.1	x	4.9	x	4.7	x
2009E EBITDA	6.8	x	N/A		7.7	x	4.6	x	4.0	x	5.3	x	4.6	x

The foregoing indicates that, based on the $21.00 in cash to be received by holders of Company common stock pursuant to the merger agreement and the information for the Company and the selected companies on which the multiples and ratios were based, the implied enterprise value as a multiple of LTM Sales for one of the selected companies (Lincare) was higher than that of the Company, for one of the selected companies (AHOM) was comparable to the Company, and for one of the selected companies (Rotech) was lower than that of the Company. The foregoing also indicates that LTM EBITDA for one of the selected companies (Lincare) was higher than that of the Company, and such figures for two of the selected companies (AHOM and Rotech) were lower than that of the Company. The foregoing also indicates that the 2008E and 2009E EBITDA multiples for two of the selected companies (Lincare and Rotech) were higher than that of the Company, and such figures were not available for one (AHOM) of the selected companies.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present value per share of the Company common stock. Forecasted financial information used in this analysis was based on the June 2008 projections provided by the Company’s management. Goldman Sachs applied discount rates ranging from 9.0% to 11.0% and terminal 2012 EBITDA multiples ranging from 4.0x to 6.0x. This analysis resulted in a range of implied present values per share of the Company’s common stock of $16.90 to $30.96.

The discount rate range used by Goldman Sachs in this analysis was derived by Goldman Sachs, utilizing its professional judgment and experience, based on a weighted average cost of capital analysis based on betas